Exhibit 99.1

SECOND QUARTER REPORT TO SHAREHOLDERS
Scotiabank continues positive earnings momentum and dividend growth
Second quarter highlights compared to the same period a year ago:
–	Earnings per share (diluted) of $0.89, an increase of 10% from $0.81

–	Net income of $894 million, up 8% from $826 million

–	Return on equity of 23.2%, up from 22.3%
Quarterly dividend increased 3 cents to 39 cents per common share
Toronto, May 29, 2006 – Growth across all of the Bank’s business lines and continued low levels of loan losses led Scotiabank to record results in the second quarter of 2006, as net income rose $68 million to $894 million or 8% over the same period last year.
     Earnings per share (diluted) were up 10% to $0.89 from $0.81 in the same period last year and return on equity was strong at 23.2%. The quarter was also highlighted by the completion of a number of acquisitions in Canada and abroad – each a part of the Bank’s overall strategy to drive future earnings growth.
     “All three of our growth platforms contributed to the strong year-over-year increase in earnings. The Bank experienced its best asset growth in several years, with a 14% increase in assets since the beginning of the fiscal year, spread across many key areas and products,” said Rick Waugh, President and CEO. “International Banking continued its growth momentum with an outstanding 44% rise in income year over year. Scotia Capital also had tremendous results with a record ROE of 35%. Both these business lines demonstrated their ability to earn through the negative impact of foreign currency translation.
     “In Domestic Banking, there were substantial year-over-year volume increases in residential mortgages, credit products and retail and business deposits, along with strong results in our wealth management business. With growth from across our delivery channels and recent acquisitions, we now rank third in market share in mortgages and personal deposits in Canada.
     “Favourable credit conditions continued to prevail throughout Canada, the U.S. and regions where the Bank has a significant presence, including Latin America and the Caribbean and Central America.
     “The Bank continues to manage its capital prudently, making strategic investments to drive sustainable revenue growth while continuing to enhance returns to shareholders by increasing the quarterly dividend. The completion of our acquisitions in Peru along with the mortgage operations of Maple Financial Group and the Canadian operations of National Bank of Greece during the second quarter highlight our strategy of finding growth opportunities in our business lines.
     “We are pleased with our performance through the first half of the year and remain confident we can achieve our key performance objectives in 2006.”
Q2/2006
Year-to-date performance versus key 2006 financial and operational objectives was as follows:
1.	OBJECTIVE: Earn a return on equity (ROE) of 18 to 22%. For the six months, Scotiabank earned an ROE of 22.3%.

2.	OBJECTIVE: Generate growth in earnings per share (diluted) of 5 to 10% per year. Our year-over-year growth was 9.5%.

3.	OBJECTIVE: Maintain a productivity ratio of less than 58%. Scotiabank’s performance was 55.2% for the first six months of 2006.

4.	OBJECTIVE: Maintain sound capital ratios. At 10.2%, Scotiabank’s Tier 1 capital ratio remains strong by Canadian and international standards.
Live audio Web broadcast of the Bank’s analysts’ conference call. See page 22 for details.
Scotiabank Second Quarter Report 2006     1

FINANCIAL HIGHLIGHTS

	As at and for the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited)	2006	2006	2005	2006	2005

Operating results ($ millions)
Net interest income (TEB(1))	1,644	1,605	1,552	3,249	3,055
Total revenue (TEB(1))	2,830	2,830	2,688	5,660	5,302
Provision for credit losses	35	75	35	110	109
Non-interest expenses	1,565	1,562	1,490	3,127	2,947
Provision for income taxes (TEB(1))	313	321	320	634	598
Net income	894	852	826	1,746	1,614
Net income available to common shareholders	887	844	822	1,731	1,606

Operating performance
Basic earnings per share ($)	0.90	0.85	0.82	1.75	1.60
Diluted earnings per share ($)	0.89	0.84	0.81	1.73	1.58
Return on equity (%)	23.2	21.6	22.3	22.3	21.6
Productivity ratio (%)(TEB(1))	55.3	55.2	55.4	55.2	55.6
Net interest margin on total average assets (%) (TEB(1))	1.97	1.97	2.07	1.97	2.04

Balance sheet information ($ millions)
Cash resources and securities	113,842	101,953	93,439
Loans and acceptances	214,445	200,752	192,776
Total assets	356,979	324,951	309,090
Deposits	247,648	227,547	214,782
Preferred shares	600	600	600
Common shareholders’ equity	15,814	15,596	15,344
Assets under administration	188,508	174,110	162,962
Assets under management	26,936	26,185	23,354

Capital measures
Tier 1 capital ratio (%)	10.2	10.8	11.4
Total capital ratio (%)	11.9	12.8	13.4
Tangible common equity to risk-weighted assets(2) (%)	8.6	9.0	9.5
Risk-weighted assets ($ millions)	180,112	168,948	160,057

Credit quality
Net impaired loans(3) ($ millions)	579	659	666
General allowance for credit losses ($ millions)	1,330	1,330	1,375
Net impaired loans as a % of loans and acceptances(3)	0.27	0.33	0.35
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.07	0.15	0.07	0.11	0.12

Common share information
Share price ($)
High	48.67	49.80	41.37	49.80	41.37
Low	45.03	42.89	38.63	42.89	36.41
Close	46.52	46.25	39.99
Shares outstanding (millions)
Average — Basic	988	989	996	989	1,001
Average — Diluted	1,001	1,002	1,011	1,002	1,016
End of period	988	988	994
Dividends per share ($)	0.36	0.36	0.32	0.72	0.64
Dividend yield (%)	3.1	3.1	3.2	3.1	3.3
Dividend payout ratio(4) (%)	40.1	42.2	38.7	41.1	39.9
Market capitalization ($ millions)	45,950	45,696	39,734
Book value per common share ($)	16.01	15.78	15.44
Market value to book value multiple	2.9	2.9	2.6
Price to earnings multiple (trailing 4 quarters)	13.9	14.2	13.2

Other information
Employees	51,503	47,166	44,094
Branches and offices	2,132	1,968	1,871

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1)	The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) on page 13.

(2)	Represents common shareholders’ equity and non-controlling interest in subsidiaries, less goodwill and other intangible assets, as a percentage of risk-weighted assets.

(3)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(4)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
2     Scotiabank Second Quarter Report 2006

MESSAGE TO STAKEHOLDERS
Strategies for success
During the second quarter, Scotiabank made good progress toward achieving its 2006 objectives by remaining focused on executing its strategies to meet the needs of all its stakeholders.
     Each of our major business lines – Domestic Banking, International Banking and Scotia Capital – is continuing to focus on three key priorities: sustainable revenue growth, strategic acquisitions, and effective capital management and allocation.
     Sustainable revenue growth results from retaining and growing existing customer relationships, as well as acquiring additional customers through investments in new resources, technology and marketing, and increasing our distribution. Accordingly, in the past year we have added more than 260 branches and offices, a 14% increase, through a combination of new openings and acquisitions. Going forward, by the end of 2007, we expect to add up to 50 new branches in Canada, more than 100 in Mexico and up to 50 new branches across the rest of our international network.
     We are also expanding services to our business clients worldwide through our recently formed Global Transaction Banking (GTB) unit. In April, GTB launched its Wholesale Investment Account and commercial card program, aimed at Scotia Capital’s clients in the United States, Canada and Mexico. More products will be introduced over the coming year.
     During the quarter, the China Securities Regulatory Commission granted Qualified Foreign Institutional Investor (QFII) status to Scotiabank. This will enable the Bank to trade shares, as well as treasury, corporate and commercial bonds in local currency on China’s exchanges as principal and for clients.
     We continue to make effective use of our capital through acquisitions. In Canada, we purchased the mortgage business of Maple Financial Group Inc. to build on our position as a leading provider of mortgage financing. This acquisition improves our position in the domestic mortgage market from fourth to third, and will double the number of mortgages we acquire through our broker channel.
     In the Dominican Republic, we expanded our operations with the announced purchase of Citibank’s retail banking business, which encompasses several branches, retail loans, deposits and a significant credit card portfolio, including a card that is co-branded with American Airlines.
     We also completed the purchase of two banks in Peru as part of our international growth strategy, investing a total of $390 million, as announced in the first quarter. We will now begin the process of combining the banks and establishing Scotiabank firmly in the Peruvian market as the country’s third-largest bank.
     Scotiabank believes in being a socially responsible company, and supporting the communities in which we do business. For example, at our annual meeting in Winnipeg in March, we were proud to present donations to two of the city’s leading cultural institutions – the Winnipeg Symphony Orchestra and the Royal Winnipeg Ballet – to support upcoming events, programming and special initiatives.
     We are proud of our success in 2006 to date, and remain confident that Scotiabank is in a strong position to achieve continued good results throughout the rest of the year.

Rick Waugh
President and Chief Executive Officer
2006 Objectives – Our Balanced Scorecard

Financial	Customer	Operational	People
• Return on equity of 18-22%	• High levels of customer satisfaction and loyalty	• Productivity ratio of <58%	• High levels of employee satisfaction and engagement
• Diluted earnings per share growth of 5-10%	• Increase market share in primary markets	• Sound ratings	• Enhance workforce diversity
• Long-term shareholder value through increases in dividends and stock price appreciation		• Best practices in corporate governance and compliance processes	• Commitment to corporate social responsibility and strong community involvement
• Sound capital ratios
Scotiabank Second Quarter Report 2006     3

ACHIEVEMENTS
Domestic Banking
•	On March 31, Scotiabank acquired the mortgage lending business of Maple Financial Group Inc., including Maple Trust Company, a leader in mortgage lending in Canada. The purchase improves Scotiabank’s ranking to third from fourth in Canada’s overall mortgage market, doubling originations through the fast-growing mortgage broker channel, and provides significant new opportunities for customer acquisition and cross-sell. Maple Trust administers a $7.9 billion mortgage portfolio, originated nearly $3 billion in mortgages in 2005, and has over 42,000 mortgages outstanding.

•	Our focus on meeting customers’ savings and investment needs continues to produce good results:

	–	Our personal deposit market share rose 26 basis points during the quarter to 10.5%. For the year, we have gained an industry-leading 34 basis points.

	–	Scotia Selected® Funds assets surpassed $1 billion in March, a major milestone, as sales momentum continues in our long-term fund-of-funds solutions.

	–	The Scotia VisionTM Funds continue to lead the industry in lifecycle funds, with total assets of $289 million. The Vision funds have been featured in a number of major media and industry articles highlighting the funds’ position as industry leaders, and the first bank lifecycle funds in the market.

•	In Q2, Scotiabank launched the new Term Lending System (TLS), a real time, web-based platform. TLS will enable the Bank to bring new mortgage products to market faster, and will improve customer service with more efficient, seamless processing.
International Banking
•	In April, Scotiabank announced that it will buy Citigroup Inc.’s consumer banking business in the Dominican Republic. The purchase includes three branches, consumer loans and a credit card portfolio. The transaction is subject to regulatory approval and is scheduled to close during the third quarter.

•	Scotiabank Mexico continued to take strategic steps to grow its lending portfolio, including the announcement of the acquisition of a 3.1 billion Mexican peso car loan portfolio, subject to regulatory approval.

•	Scotiabank Bahamas celebrated its 50th anniversary on February 20. It began its operations in 1956 with one branch. Since then, the institution has grown to 20 branches that offer full banking services on six major islands across the Bahamas.

•	The Chinese Securities Regulatory Commission has granted Qualified Foreign Institutional Investor status to Scotiabank, making it the first Canadian bank to receive this status. We were also granted a license by the China Banking Regulatory Commission that will enable the Bank to offer interest rate, currency, commodity and other derivatives products to foreign and domestic companies and financial institutions.
Scotia Capital
•	Scotia Capital was named Best Investment Bank in Canada for a third year in a row by Global Finance magazine.

•	For the fourth consecutive year, Scotia Capital’s corporate derivatives team was ranked number 1 in Canada by an independent third-party market survey. We were rated number 1 on the quality index, and led in overall market penetration, best advice on overall balance sheet management and lead dealer recognition.

•	We acted as financial advisor on some of the quarter’s largest merger and acquisition deals, including transactions for Penn West Energy Trust, Fairmont Hotels & Resorts Inc., Sears Holdings Corporation, TOTAL SA and China National Petroleum Corporation.
Employee highlights
•	For the third year in a row, the Scotiabank Group ranked among Training magazine’s Top 100 training organizations in the world. This annual award, sought by more than 500 global organizations, recognizes companies that excel at employee learning and development.

•	Scotiabank Jamaica recently received the Innovation Gold Award from the Human Resource Management Association of Jamaica, officially designating the Bank as the HR Best Practice Flagship Organization in that country. This top award is presented to the company that has demonstrated innovative human resource programs, practices or policies over the last five years.
Community involvement
•	The Toronto Argonauts football club launched its Stop the Violence campaign at Scotia Plaza on February 1 in response to increasing gun and gang violence in the city. Scotiabank donated $25,000 toward the initiative, which will focus on awareness, mentorship and education of at-risk youth.

•	The Canadian Diabetes Association operates 12 camps across Canada, attended each year by some 1,400 children with diabetes. The camps provide both education and support for the children, and are staffed with qualified medical professionals, which provides reassurance for their parents. Scotiabank is proud to be the lead sponsor of the 2006-07 National Camping Program with a $75,000 commitment.
4 Scotiabank Second Quarter Report 2006

MANAGEMENT’S DISCUSSION & ANALYSIS

Forward-looking statements This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 59 of the Bank’s 2005 Annual Report.
     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.
     The “Outlook” section in this document is based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing this section.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
Scotiabank Second Quarter Report 2006     5

MANAGEMENT’S DISCUSSION & ANALYSIS
May 29, 2006
Group Financial Performance and Financial Condition
Scotiabank continued its positive earnings momentum with net income for the first six months of 2006 of $1,746 million, compared to $1,614 million for the same period last year. Net income rose 8% to $894 million this quarter, compared to the same quarter of last year and was up 5% from the previous quarter. Diluted earnings per share climbed to $0.89 in the second quarter, up 10% from the same quarter of last year and 6% from last quarter.
     Strong growth in International Banking, along with solid increases in Scotia Capital and Domestic Banking, contributed to this quarter’s increase in net income over last year. This allowed the Bank to earn through the continued negative impact of foreign currency translation.
     The Bank closed three acquisitions in the current quarter: the Canadian operations of the National Bank of Greece, mortgage operations of Maple Financial Group, and Banco Sudamericano and Banco Wiese Sudameris in Peru. As these acquisitions did not have a full quarter’s impact, they are expected to make a greater contribution to income in future quarters.
Total revenue
Total revenue, on a taxable equivalent basis, was $2,830 million this quarter, up 5% from $2,688 million in the second quarter of last year. Excluding the impacts of foreign currency translation and the recent acquisitions, total revenues were up 6%. This growth arose from increases in net interest income, primarily from strong customer-driven asset growth, as well as broad-based growth in other income.
     Total revenue was in line with last quarter, notwithstanding lower trading revenues following the record levels attained in the first quarter, and three fewer days this quarter.
     Year-to-date revenue of $5,660 million rose $358 million or 7% from the comparative period last year.
Net interest income
Net interest income, on a taxable equivalent basis, climbed to $1,644 million in the second quarter, up 6% from the same quarter of last year, and $39 million or 2% above the preceding quarter.
     The net interest margin was 1.97%, compared to 2.07% in the same quarter last year, but unchanged from the previous quarter.
     Canadian currency net interest income rose $59 million or 6% to $967 million from last year, due primarily to growth in retail assets, particularly residential mortgages and ScotiaLine loans, along with higher dividend income. The favourable volume impact was partially offset by the effect of a compressed margin, caused mainly by rising interest rates and a flattening of the yield curve.
     Quarter over quarter, Canadian currency net interest income grew by $9 million or 1%, due mainly to higher dividend income. The positive effect of increased lending volumes was offset by the impact of three fewer days this quarter.
     Foreign currency net interest income climbed $34 million or 5% from the same quarter last year, due in part to contributions from recent acquisitions. Mexico also contributed significantly to the year-over-year increase as a result of strong growth in commercial and retail lending, coupled with higher spreads. Volumes increased in a broad number of areas across the Caribbean and Central America, including Trinidad & Tobago, Bahamas, El Salvador and Dominican Republic. Partially offsetting this growth was lower securities income this quarter and the negative impact of foreign currency translation.
     There was also a quarter-over-quarter increase in foreign currency net interest income of $31 million or 5%. This was primarily attributable to recent acquisitions. Results also benefited from greater securities income from the purchase of asset-backed securities related to a U.S. retail automotive receivables portfolio.
     On a year-to-date basis, total net interest income of $3,249 million rose $194 million or 6% from the same period last year.
Other income
Other income of $1,186 million this quarter was up $50 million or 4% from the same period last year. There was growth in transaction-based revenues in retail banking and wealth management, driven by higher customer activity. Also, trading revenues were up, buoyed by continuing favourable market conditions and strong client activity. Partially offsetting this revenue growth were lower net gains on investment securities, as the second quarter last year included a higher gain from the sale of a larger portion of the Bank’s investment holding in Shinsei Bank in Japan. Securitization revenues were down, due primarily to reduced spreads.
     Other income fell by $39 million or 3% from last quarter. While there were higher retail brokerage revenues, underwriting fees and net gains on investment securities, these were more than offset by the drop in trading revenues from the record levels reported in the first quarter.
     Year to date, other income grew $164 million or 7% to $2,411 million over the same period last year. Although there was a positive contribution to other income by the recent acquisitions, this was more than offset by the
6      Scotiabank Second Quarter Report 2006

MANAGEMENT’S DISCUSSION & ANALYSIS
negative impact of foreign currency translation. Nevertheless, most revenue categories reflected growth, other than investment banking, credit fees and securitization revenues.
Provision for credit losses
Total provisions for credit losses were $35 million this quarter, in line with the same quarter last year but down from $75 million last quarter. There was no change to the general allowance this quarter. Scotia Capital continued to benefit from recoveries and International reported low levels of provisions, although there were higher provisions in the Domestic commercial portfolio. Further discussion on credit risk is provided below.
Non-interest expenses and productivity
The productivity ratio, a measure of operating efficiency, continues to reflect the Bank’s disciplined approach to expense management. The ratio was 55.3% this quarter, in line with 55.4% in the second quarter last year and 55.2% in the first quarter.
     Non-interest expenses increased $75 million to $1,565 million, up 5% from the same period last year. Excluding the impact of foreign currency translation and the recent acquisitions, non-interest expenses grew by $55 million or 4%. The year-over-year growth in non-interest expenses supported ongoing business operations and was attributable mainly to increases in salaries, employee benefits and technology costs. Partly offsetting these increases were lower legal provisions and capital taxes.
     Non-interest expenses were in line with last quarter. Increases in technology and communication costs, as well as higher business development expenses, particularly in Canada and the Caribbean, were offset by lower legal provisions and capital taxes. Overall salaries and benefit expenses were relatively comparable to last quarter. There was a reduction in stock-based compensation, due to a lower appreciation in the Bank’s share price this quarter, combined with the accelerated recognition of costs for recent retirees in the prior quarter. This was offset by increases in performance-based compensation, mainly in Scotiabank Mexico, and other employee benefit costs.
     The year-to-date non-interest expenses were $3,127 million, up $180 million or 6% from the comparative period last year, driven by acquisitions and ongoing business growth initiatives.
Taxes
The effective tax rate for the second quarter was 17.9%, lower than both the second quarter of last year, at 21.2%, and the prior quarter, at 20.5%. The effective tax rate was down year over year, due primarily to increased earnings from subsidiaries in lower tax jurisdictions. As well, the second quarter of last year included a charge for a decline in the value of future tax assets in Scotiabank Mexico as a result of announced reductions in Mexican income tax rates.
     The combination of higher income from foreign subsidiaries, certain securities gains and dividend income, all taxed at lower rates, as well as greater tax-efficient funding transactions, resulted in a lower effective tax rate this quarter compared to the preceding quarter.
     Year to date, the effective tax rate was 19.2% compared to 20.6% for the same period last year.
Risk management
The Bank’s risk management policies and practices are unchanged from those outlined in pages 59 to 70 of the 2005 Annual Report.
Credit risk
Credit quality was stable in the quarter. The total provision for credit losses of $35 million this quarter was in line with the same period a year ago, and lower than the $75 million in the first quarter. The quarter-over-quarter improvement was due to higher recoveries in Scotia Capital and lower provisions in the International portfolios, partially offset by higher provisions in commercial lending in Canada.
     Scotia Capital had no new provisions and recoveries of $54 million in the second quarter, compared to a net recovery of $57 million in the same quarter last year and a $16 million net recovery last quarter, as favourable credit conditions continued to prevail throughout Canada, the U.S. and Europe.
     Credit losses of $88 million in the Domestic Banking portfolios were higher than the $66 million in the same quarter last year and the $64 million in the prior quarter. The increase in the current quarter was primarily in the commercial portfolio, mainly in two accounts. Retail provisions were in line with the comparative quarters.
     International operations had a credit loss provision of $1 million in the second quarter, lower than both the $26 million experienced in the same period last year and the $27 million in the previous quarter. The reduction over the previous quarter was mainly a result of a large provision in Asia last quarter, and higher provision reversals in the Caribbean and Central America this quarter.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $579 million as at April 30, 2006, a decrease of $80 million from last quarter. In addition, the Bank had a general allowance for credit losses of $1,330 million at April 30, 2006, unchanged from last quarter.
     The forestry and automotive sectors continue to be closely monitored due to challenging industry conditions. The Bank actively manages its risks and level of exposure to these industries.
Scotiabank Second Quarter Report 2006      7

MANAGEMENT’S DISCUSSION & ANALYSIS
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the second quarter, the average one-day VaR was $8.0 million, compared to $6.8 million for the same quarter last year. The change is the result of increased exposures in equities, foreign exchange and commodities. The average one-day VaR decreased slightly from the previous quarter, with increases in commodities exposure offset by declines in interest rate and equities exposures.

	Average for the three months ended
Risk factor	April 30	January 31	April 30
($ millions)	2006	2006	2005

Interest rate	$4.5	$5.5	$5.4
Equities	5.4	5.6	4.2
Foreign exchange	1.9	1.8	1.1
Commodities	1.4	0.7	0.4
Diversification	(5.2)	(5.5)	(4.3)

All-Bank VaR	$8.0	$8.1	$6.8

     There were eight days of trading losses in the second quarter, compared to four days in the previous quarter. The losses were well within the range predicted by VaR.
Liquidity risk
The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2006, liquid assets were $96 billion compared to $87 billion at January 31, 2006. This represented 27% of total assets, comprised of 73% in securities, and 27% in cash and deposits with banks. These percentages are unchanged from the prior quarter. The quarter-over-quarter increase in liquid assets was attributable primarily to higher balances of debt securities.
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in foreign jurisdictions. Securities may also be sold under repurchase agreements. As at April 30, 2006, total assets pledged or sold under repurchase agreements were $60 billion, compared to $51 billion at January 31, 2006. The quarter-over-quarter increase was attributable to higher levels of pledges for securities borrowing and lending activities, and to a higher level of securities sold under repurchase agreements.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 75 and 116 of the 2005 Annual Report. All transactions with related parties continued to be at market terms and conditions.
Balance sheet
The Bank’s total assets of $357 billion as at April 30, 2006, grew a substantial $43 billion or 14% from October 31, 2005, or $50 billion, excluding the effect of foreign currency translation. The majority of the growth occurred in the second quarter.
     The Bank’s lending portfolio grew $18 billion, excluding the effect of foreign currency translation of $3 billion. Domestic residential mortgages led this growth with a $7 billion increase, before securitization of $2 billion. This growth included the mortgage businesses of the two recent Canadian acquisitions, which contributed $3 billion. Internationally, retail and commercial loans climbed by $5 billion, including $3 billion from the purchase of the two Peruvian banks. In addition, loans and acceptances grew by $2 billion in Scotia Capital, primarily in Canada and the U.S. partially offset by declines in Europe.
     The Bank’s securities increased $17 billion, excluding the effect of foreign currency translation. Investment securities were up $7 billion, largely from financing transactions with customers, including the purchase of asset-backed securities structured with a large corporate customer. Trading securities rose $10 billion, mainly in Scotia Capital to support customer-driven activity and trading operations. As at April 30, 2006, the surplus of the market value over book value of the Bank’s investment securities was $895 million, down $195 million from January 31, 2006, due in part to the realization of gains in the second quarter of 2006 of $108 million. The remaining decline was primarily in the Bank’s bond portfolios as a result of higher interest rates.
     Other increases included deposits with banks, which were up $5 billion, and an increase in trading derivatives market valuation of $6 billion. The latter was driven by significantly higher market values on foreign currency derivatives, the rise in precious metal prices, along with structured transactions activity this period.
     Total liabilities climbed $43 billion to $341 billion as at April 30, 2006, compared to $298 billion at October 31, 2005. The increase was $50 billion, excluding the effect of foreign currency translation. Personal deposits rose by $8 billion, of which $3 billion related to recent acquisitions, and the balance primarily from particularly strong growth in domestic term deposits. Non-personal deposits were up $27 billion and repurchase obligations grew $5 billion, both mainly to fund the Bank’s asset growth.
8      Scotiabank Second Quarter Report 2006

MANAGEMENT’S DISCUSSION & ANALYSIS
Capital management
The Bank’s capital ratios remain strong and position the Bank to take advantage of growth opportunities as they arise.
     The Tier 1 ratio was 10.2% this quarter, compared to 10.8% last quarter, reflecting the investment of the Bank’s capital through acquisitions and asset growth to help drive higher revenues. There was an increase in risk-weighted assets from the acquisitions completed in the quarter and growth in the underlying business in Scotia Capital, Domestic and International Banking.
     The tangible common equity (TCE) ratio, which represents common equity less goodwill and other intangible assets as a percentage of risk-weighted assets, continued to be strong. This ratio was 8.6% at April 30, 2006, versus 9.0% at January 31, 2006.
     During the quarter, the Bank purchased 1.9 million common shares at an average price of $45.66, pursuant to the normal course issuer bid initiated in the first quarter of 2006. This compares to purchases of 5.9 million shares in the same quarter a year ago and 3.7 million shares last quarter.
Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 7.
     Financial instruments are generally carried at cost, except those held for trading purposes, which are carried at their estimated fair value. There was no change to the basis of calculating the fair value of financial instruments from October 31, 2005, and no significant changes in fair value of financial instruments that arose from factors other than normal economic, industry and market conditions.
     Total derivative notional amounts were $973 billion at April 30, 2006, compared to $886 billion at October 31, 2005. The increase was mostly in foreign exchange contracts. The percentage of those derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount after taking into account master netting arrangements was $17 billion, compared to $12 billion last year end.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements. These arrangements are primarily in three categories: Variable Interest Entities (VIEs), securitizations, and guarantees and loan commitments. No material contractual obligations were entered into this quarter that were not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
     During the quarter, the Bank did not enter into any significant new arrangements with VIEs that are not consolidated by the Bank in its balance sheet.
     The Bank may securitize residential mortgages as a means of diversifying its funding sources, as it represents a cost-effective method of funding the growth in this portfolio. A further $712 million in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized by the Bank to $7,878 million as at April 30, 2006, versus $7,801 million at October 31, 2005.
     Guarantees and other indirect commitments outstanding increased 9% from October 31, 2005. Fees from guarantees and loan commitment arrangements recorded in other income were $52 million for the three-month period ended April 30, 2006, compared to $57 million for the same period a year ago.
Common dividend
The Board of Directors, at its meeting on May 29, 2006, approved an increase in the quarterly dividend of 3 cents per common share, for a quarterly dividend of 39 cents per common share. This furthers the Bank’s track record of providing its shareholders with continued dividend growth. The quarterly dividend applies to shareholders of record as of July 4, 2006. This dividend is payable July 27, 2006.
Outlook
The regions in which the Bank operates continue to enjoy solid economic growth and relatively low inflation, despite the upward trend in energy prices and borrowing costs. While China and India are leading global growth, economic conditions have been buoyant in the U.S., Mexico and many parts of Latin America, and have shown signs of improvement in Europe and Japan. The Canadian economy has been supported by solid domestic demand and robust commodity exports, which have mitigated the effect of the recent rise in the Canadian dollar. Looking ahead, global growth may moderate in the second half of fiscal 2006, particularly if interest rates and commodity prices rise further and the U.S. dollar remains under pressure.
     The first six months of 2006 have produced results that were at the top end of our performance objectives. While the Bank will continue to be challenged by a number of factors, including the strong Canadian dollar and continued pressure on the net interest margins, the Bank expects it will meet its 2006 key performance objectives.
Scotiabank Second Quarter Report 2006      9

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Line Review
Domestic Banking

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2006	2006	2005	2006	2005

Business line income
Net interest income	$884	$909	$852	$1,793	$1,742
Provision for credit losses	88	64	66	152	142
Other income	485	472	445	957	892
Non-interest expenses	845	833	817	1,678	1,601
Provision for income taxes	138	153	134	291	281

Net income	$298	$331	$280	$629	$610
Preferred dividends paid	2	2	1	4	2

Net income available to common shareholders	$296	$329	$279	$625	$608

Other measures
Return on equity(2)	27.3%	30.5%	28.9%	28.9%	31.5%
Average assets ($ billions)	$132	$130	$121	$131	$121

(1)	Refer to footnote (2) on page 13.

(2)	Refer to footnote (1) in the Total table on page 13.
Domestic Banking, which includes Wealth Management, generated net income available to common shareholders of $296 million in the second quarter, an increase of $17 million or 6% from the same period last year. Quarter over quarter, net income declined by $33 million or 10% due to the shorter quarter and the timing of certain costs. Return on equity was 27%. Domestic earnings represented 33% of the Bank’s total net income. The acquisitions this quarter, namely the Canadian operations of National Bank of Greece and the mortgage business of Maple Financial Group, did not have an impact on this quarter’s results.
     Average retail assets grew 10% compared to the same period last year, led by substantial increases of $7 billion or 10% in residential mortgages before securitization, as well as personal line of credit growth of $2 billion or 11%. Retail deposits grew 6% due primarily to an increase in term deposits. Additionally, business deposits rose a strong 12%, mainly in current accounts. Quarter over quarter, both average assets and deposits rose by 2%.
     Total revenues increased $72 million or 5% versus the second quarter of last year mainly as a result of volume growth and higher fee income in Wealth Management. Revenues were down slightly quarter over quarter, from the impact of three fewer days this quarter.
     Net interest income rose $32 million or 4% from the same quarter last year to $884 million. Continued strong growth was recorded across most products, particularly in residential mortgages, lines of credit, personal term deposits and current accounts. Largely offsetting this growth, however, was a lower interest margin due primarily to the impact of rising interest rates, a flat yield curve and the cost of relatively more expensive wholesale deposits used to fund the division’s net asset growth. Compared to last quarter, net interest income fell by 3%, because of three fewer days this quarter.
     Provisions for credit losses rose $22 million year over year, and $24 million from the prior quarter, due primarily to provisions for two accounts in the commercial portfolio. Credit quality in the retail portfolio remained solid.
     Other income was $485 million in the second quarter, an increase of $40 million or 9% versus the same period last year. All business lines showed improved results, led by Wealth Management, which rose by 14%. Brokerage revenues grew $12 million or 9% due to higher trading volumes, and mutual fund revenues increased $6 million or 19% from higher average balances. In addition, there were increases in card revenues and transaction service fees. Other income rose by $13 million or 2% quarter over quarter.
     Non-interest expenses rose 3% from the same quarter last year. This increase reflected growth in salaries, primarily for merit increases and higher staffing to support business growth; pension and staff benefits; technology-related expenses, and appraisal and acquisition fees in line with higher mortgage volumes. Partly offsetting this increase were lower capital taxes. Non-interest expenses rose 1% from last quarter, mainly reflecting timing of expenses.
10      Scotiabank Second Quarter Report 2006

MANAGEMENT’S DISCUSSION & ANALYSIS
International Banking

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2006	2006	2005	2006	2005

Business line income
Net interest income	$542	$529	$489	$1,071	$951
Provision for credit losses	1	27	26	28	33
Other income	220	215	174	435	354
Non-interest expenses	443	452	391	895	779
Provision for income taxes	25	10	42	35	65
Non-controlling interest in net income of subsidiaries	23	20	17	43	34

Net income	$270	$235	$187	$505	$394
Preferred dividends paid	2	2	1	4	2

Net income available to common shareholders	$268	$233	$186	$501	$392

Other measures
Return on equity(2)	26.2%	22.9%	21.0%	24.5%	22.5%
Average assets ($ billions)	$54	$52	$49	$53	$49

(1)	Refer to footnote (2) on page 13.

(2)	Refer to footnote (1) in the Total table on page 13.
International Banking’s net income available to common shareholders in the second quarter of 2006 was a record $268 million, a substantial increase of $82 million or 44% from last year. Excluding the impact of foreign currency translation, underlying net income rose $96 million or 52%. Compared with last quarter, net income increased $35 million or 15%, and now represents 30% of the Bank’s consolidated net income. This quarter’s results were bolstered by low credit losses, the inclusion of approximately one month of income from the acquisitions in Peru, combined with strong year-over-year growth in Mexico and a continued solid performance in the Caribbean and Central America. Return on equity was 26%.
     Average asset volumes increased $5 billion or 8% from last year, or $7 billion (14%) excluding the negative impact of foreign currency translation. Of this, $2 billion was due to the acquisitions in Peru and $1 billion was due to the 2005 acquisition of Banco de Comercio in El Salvador. In addition, underlying retail loans grew 22%, driven by 38% growth in credit cards and a 23% increase in mortgages.
     Total revenues were $762 million in the second quarter, an increase of $99 million or 15% from last year and $18 million or 2% from last quarter. Adjusting for foreign currency translation, the year-over-year growth was $144 million or 22%. Major contributors to this growth were Peru, Scotiabank Mexico and the Caribbean and Central America, partly due to the acquisition of Banco de Comercio.
     Net interest income was $542 million this quarter, up $53 million or 11% from the same period last year. The negative impact of foreign currency translation was offset by the inclusion of the acquisitions in El Salvador and Peru. The underlying growth was mainly due to higher retail loans in the Caribbean and Central America and Scotiabank Mexico. Compared to last quarter, net interest income increased $13 million or 2%.
     The provision for credit losses was $1 million in the second quarter, $25 million lower than last year, and $26 million lower than last quarter. This quarter’s provisions were favourably affected by retail and commercial provision reversals in the Caribbean and Central America, combined with low provisions in the other regions. The quarter-over-quarter reduction was also due to a large provision in Asia last quarter.
     Other income was $220 million this quarter, up $46 million or 27% year over year and $5 million or 3% above last quarter. Approximately half of the year-over-year increase was due to the acquisitions in El Salvador and Peru. The remainder was from Scotiabank Mexico, as a result of strong increases in credit card and other retail revenues, combined with smaller increases in Jamaica and Chile.
     Non-interest expenses were $443 million this quarter, up $52 million or 13% from last year, but $9 million or 2% lower than last quarter. The year-over-year increases were mainly a result of the acquisitions in El Salvador and Peru, combined with increased compensation-related expenses in Mexico, Jamaica and Puerto Rico, partly offset by foreign currency translation. The quarter-over-quarter decrease was primarily due to lower litigation and benefit expenses this quarter, partly offset by additional expenses from the inclusion of Peru and higher performance-based compensation in Scotiabank Mexico, reflecting the finalization of year-end payouts in the first quarter of 2006.
     The effective tax rate was 8% in the second quarter, compared to 17% a year ago and 4% last quarter. The decline from a year ago resulted mainly from higher tax savings in Scotiabank Mexico, partly from greater utilization of tax loss carry forwards due to higher earnings and the tax cost last year to adjust the value of future tax assets as a result of a reduction in Mexican tax rates.
Scotiabank Second Quarter Report 2006      11

MANAGEMENT’S DISCUSSION & ANALYSIS
Scotia Capital

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2006	2006	2005	2006	2005

Business line income
Net interest income	$229	$209	$230	$438	$446
Provision for credit losses	(54)	(16)	(57)	(70)	(66)
Other income	351	411	329	762	666
Non-interest expenses	253	254	256	507	517
Provision for income taxes	104	122	120	226	173

Net income	$277	$260	$240	$537	$488
Preferred dividends paid	1	2	1	3	2

Net income available to common shareholders	$276	$258	$239	$534	$486

Other measures
Return on equity(2)	35.4%	32.3%	31.1%	33.8%	30.8%
Average assets ($ billions)	$128	$115	$113	$121	$110

(1)	Refer to footnote (2) on page 13.

(2)	Refer to footnote (1) in the Total table on page 13.
Scotia Capital reported record net income available to common shareholders of $276 million, $37 million or 16% ahead of last year and an $18 million or 7% increase from last quarter. This represents a contribution of 31% to the Bank’s overall results this quarter. Return on equity was 35%, higher than the strong results achieved throughout 2005 and ahead of the record achieved last quarter.
     Compared to last year total average assets increased 14% to $128 billion. There was an increase of $9 billion in securities in our trading businesses to support both client driven activity and trading opportunities. The increase also reflects the $6 billion impact of purchases of U.S. retail automotive receivables. In addition, there was a 3% increase in corporate loans and acceptances. Canada experienced growth in corporate loans and acceptances of $2 billion (20%) over the second quarter last year. This was partially offset by reductions in loans in the U.S. and Europe. Compared to the prior quarter the increase in total assets was due to the purchase of U.S. retail automotive receivables and growth in lending assets in both Canada and the U.S. Securities in our trading businesses also grew $5 billion over last quarter.
     Total revenues of $580 million were 4% higher than last year, due primarily to growth in Global Capital Markets businesses. The precious metals operations had a record quarter, and the derivatives business reported their second-best quarter, due to favourable market conditions. Revenues also increased from the addition of Scotia Waterous in the second half of last year. Global Corporate and Investment Banking revenues were down 6%, due mainly to a gain last year on the sale of a restructured loan asset. The decline in revenues compared to last quarter reflected lower trading revenues from the record levels reported last quarter, partially offset by growth in lending and investment banking revenues.
     Net interest income at $229 million was comparable to last year but up 10% from last quarter. Year over year, increased interest recoveries from impaired loans and higher interest from trading operations were offset by the unfavourable impact of reduced loan volumes and narrower credit spreads. The quarter-over-quarter increase reflected higher loan volumes and higher interest recoveries from impaired loans, somewhat offset by narrower credit spreads.
     This quarter, Scotia Capital continued to benefit from the stable credit environment. There were no new provisions this quarter and recoveries were $54 million, compared to net recoveries of $57 million last year and $16 million last quarter. Net recoveries were realized in the U.S. and Europe this quarter and primarily in the U.S. last year. The improved recoveries and a continued decline in impaired loans arose from the overall strength of the credit environment and the effective execution of the Bank’s loan workout strategies.
     Other income at $351 million was 7% higher than last year. Global Capital Markets operations were up 20% from last year, which reflected increases in almost all businesses and included record revenues from precious metals operations due to favourable market conditions. Other income from Global Corporate and Investment Banking decreased 9%, as the prior year included a gain from the sale of a restructured loan asset. Other income declined 15% from last quarter, due primarily to lower equity trading revenues from a very strong first quarter, partly offset by higher fees generated from loan syndications in the U.S.
     Non-interest expenses were $253 million, a 1% decrease from last year, due to lower performance-related compensation, mainly from adjustments to the quarterly estimate, and reduced support costs. This was partially offset by the inclusion of Scotia Waterous, which was acquired in the latter part of last year. Compared to last quarter, expenses were down slightly, as lower salaries and performance-related compensation were offset by higher professional fees and technology costs.
12      Scotiabank Second Quarter Report 2006

MANAGEMENT’S DISCUSSION & ANALYSIS
Other(1)

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(2)	2006	2006	2005	2006	2005

Business line income
Net interest income(3)	$(124)	$(138)	$(113)	$(262)	$(254)
Other income	130	127	188	257	335
Non-interest expenses	24	23	26	47	50
Provision for income taxes(3)	(67)	(60)	(70)	(127)	(91)

Net income	$49	$26	$119	$75	$122
Preferred dividends paid	2	2	1	4	2

Net income available to common shareholders	$47	$24	$118	$71	$120

Other measures
Average assets ($ billions)	$29	$25	$24	$27	$23

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	The Bank, like some other banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.

Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.

(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2006 ($113), January 31, 2006 ($96), and April 30, 2005 ($94), and for the six months ended April 30, 2006 ($209), and April 30, 2005 ($170), to arrive at the amounts reported in the Consolidated Statement of Income.
Net income available to common shareholders was $47 million in the second quarter, down $71 million from the same period last year, but $23 million above the first quarter. The year-over-year decrease was mainly because last year included higher securities gains mainly from the sale of a larger portion of the Bank’s investment in Shinsei Bank. The quarter-over-quarter increase was driven by higher total revenues.
     Total revenues for the second quarter were $6 million, down $69 million from the same period last year. This was entirely due to the decrease in securities gains related to Shinsei. Total revenues increased $17 million from the previous quarter as larger securities gains were partly offset by reduced securitization revenues.
     Net interest income and the provision for income taxes included the elimination of tax exempt income gross-up included in the operating divisions’ results, which are reported on a taxable equivalent basis. The elimination was somewhat higher this quarter compared to the same quarter last year and the previous quarter, due to higher tax-exempt dividend income.
     Non-interest expenses were in line with both the same quarter last year and the first quarter.
Total

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2006	2006	2005	2006	2005

Business line income
Net interest income	$1,531	$1,509	$1,458	$3,040	$2,885
Provision for credit losses	35	75	35	110	109
Other income	1,186	1,225	1,136	2,411	2,247
Non-interest expenses	1,565	1,562	1,490	3,127	2,947
Provision for income taxes	200	225	226	425	428
Non-controlling interest in net income of subsidiaries	23	20	17	43	34

Net income	$894	$852	$826	$1,746	$1,614
Preferred dividends paid	7	8	4	15	8

Net income available to common shareholders	$887	$844	$822	$1,731	$1,606

Other measures
Return on equity(1)	23.2%	21.6%	22.3%	22.3%	21.6%
Average assets ($ billions)	$343	$322	$307	$332	$303

(1)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.
Scotiabank Second Quarter Report 2006      13

MANAGEMENT’S DISCUSSION & ANALYSIS
Quarterly Financial Highlights

	For the three months ended
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2006	2006	2005	2005	2005	2005	2004	2004

Total revenue ($ millions)	$2,717	$2,734	$2,660	$2,608	$2,594	$2,538	$2,384	$2,464
Total revenue (TEB(1)) ($ millions)	2,830	2,830	2,735	2,689	2,688	2,614	2,457	2,532
Net income ($ millions)	894	852	811	784	826	788	705	731
Basic earnings per share ($)	0.90	0.85	0.81	0.78	0.82	0.78	0.70	0.72
Diluted earnings per share ($)	0.89	0.84	0.80	0.77	0.81	0.77	0.69	0.71

(1)	The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) on page 13.
Share Data

As at
	April 30
(thousands of shares outstanding)	2006

Common shares	987,742	(1)

Preferred shares Series 12	12,000	(2)
Preferred shares Series 13	12,000	(3)

Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	(4)

Series 2000-1 trust securities issued by BNS Capital Trust	500	(4)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(5)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(5)

Outstanding options granted under the Stock Option Plans to purchase common shares	36,085	(1)(6)

(1)	As at May 19, 2006, the number of outstanding common shares and options were 987,832 and 35,968, respectively. The number of other securities disclosed in this table were unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.

(4)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(5)	Reported in deposits in the Consolidated Balance Sheet.

(6)	Included are 16,436 stock options with tandem stock appreciation right (SAR) features.
Further details, including convertibility features, are available in Notes 13, 14 and 15 of the October 31, 2005, consolidated financial statements presented in the 2005 Annual Report, and Note 3 on page 20 of this report.
Accounting Policies and Estimates
The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s 2005 audited annual consolidated financial statements (refer to Note 1 to the year-end statements).
     Details of significant future changes in accounting standards affecting the Bank are presented in Note 1 of the interim consolidated financial statements.
     The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2005 Annual Report.
14 Scotiabank Second Quarter Report 2006

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2006	2006	2005	2006	2005

Interest income
Loans	$2,902	$2,813	$2,417	$5,715	$4,816
Securities	998	897	797	1,895	1,496
Deposits with banks	210	184	151	394	287

	4,110	3,894	3,365	8,004	6,599

Interest expense
Deposits	1,942	1,790	1,384	3,732	2,714
Subordinated debentures	31	35	33	66	66
Capital instrument liabilities	13	13	14	26	27
Other	593	547	476	1,140	907

	2,579	2,385	1,907	4,964	3,714

Net interest income	1,531	1,509	1,458	3,040	2,885
Provision for credit losses (Note 5)	35	75	35	110	109

Net interest income after provision for credit losses	1,496	1,434	1,423	2,930	2,776

Other income
Card revenues	71	75	56	146	118
Deposit and payment services	183	189	168	372	336
Mutual funds	60	58	47	118	91
Investment management, brokerage and trust services	175	161	156	336	298
Credit fees	132	131	135	263	271
Trading revenues	157	243	125	400	335
Investment banking	162	155	167	317	347
Net gain on investment securities	108	94	134	202	196
Securitization revenues	8	13	20	21	39
Other	130	106	128	236	216

	1,186	1,225	1,136	2,411	2,247

Net interest and other income	2,682	2,659	2,559	5,341	5,023

Non-interest expenses
Salaries and employee benefits	928	934	883	1,862	1,753
Premises and technology	298	281	285	579	558
Communications	67	64	63	131	123
Advertising and business development	53	47	50	100	93
Professional	38	32	45	70	87
Business and capital taxes	23	37	42	60	79
Other	158	167	122	325	254

	1,565	1,562	1,490	3,127	2,947

Income before the undernoted	1,117	1,097	1,069	2,214	2,076
Provision for income taxes	200	225	226	425	428
Non-controlling interest in net income of subsidiaries	23	20	17	43	34

Net income	$894	$852	$826	$1,746	$1,614

Preferred dividends paid	7	8	4	15	8

Net income available to common shareholders	$887	$844	$822	$1,731	$1,606

Average number of common shares outstanding (millions):
Basic	988	989	996	989	1,001
Diluted	1,001	1,002	1,011	1,002	1,016

Earnings per common share(1) (in dollars):
Basic	$0.90	$0.85	$0.82	$1.75	$1.60
Diluted	$0.89	$0.84	$0.81	$1.73	$1.58

Dividends per common share (in dollars)	$0.36	$0.36	$0.32	$0.72	$0.64

(1)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank Second Quarter Report 2006 15

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

	As at
	April 30	January 31	October 31	April 30
(Unaudited) ($ millions)	2006	2006	2005	2005

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,055	$2,244	$2,501	$2,137
Interest-bearing deposits with banks	19,592	18,125	15,182	15,954
Precious metals	4,020	3,571	2,822	2,403

	25,667	23,940	20,505	20,494

Securities
Investment	29,758	26,140	23,452	22,781
Trading	58,417	51,873	50,007	50,164

	88,175	78,013	73,459	72,945

Loans
Residential mortgages	81,575	77,042	75,520	70,848
Personal and credit cards	36,857	35,331	34,695	34,403
Business and government	67,407	62,608	62,681	62,174
Securities purchased under resale agreements	22,208	20,058	20,578	20,748

	208,047	195,039	193,474	188,173
Allowance for credit losses (Note 5)	2,706	2,434	2,469	2,591

	205,341	192,605	191,005	185,582

Other
Customers’ liability under acceptances	9,104	8,147	7,576	7,194
Trading derivatives’ market valuation	16,685	12,926	11,622	12,884
Land, buildings and equipment	2,178	1,926	1,934	1,904
Goodwill	639	497	498	292
Other intangible assets	269	226	235	226
Other assets	8,921	6,671	7,191	7,569

	37,796	30,393	29,056	30,069

	$356,979	$324,951	$314,025	$309,090

Liabilities and shareholders’ equity
Deposits
Personal	$90,718	$86,289	$83,953	$82,527
Business and government	124,363	113,652	109,389	107,071
Banks	32,567	27,606	24,103	25,184

	247,648	227,547	217,445	214,782

Other
Acceptances	9,104	8,147	7,576	7,194
Obligations related to securities sold under repurchase agreements	29,960	24,902	26,032	25,164
Obligations related to securities sold short	10,961	10,513	11,250	8,542
Trading derivatives’ market valuation	15,746	13,639	11,193	11,445
Other liabilities	23,741	20,369	20,794	22,346
Non-controlling interest in subsidiaries	387	310	306	290

	89,899	77,880	77,151	74,981

Subordinated debentures	2,268	2,578	2,597	2,633

Capital instrument liabilities	750	750	750	750

Shareholders’ equity
Capital stock
Preferred shares	600	600	600	600
Common shares and contributed surplus	3,363	3,339	3,317	3,242
Retained earnings	14,909	14,458	14,126	13,517
Cumulative foreign currency translation gains/(losses)	(2,458)	(2,201)	(1,961)	(1,415)

	16,414	16,196	16,082	15,944

	$356,979	$324,951	$314,025	$309,090

The accompanying notes are an integral part of these interim consolidated financial statements.
16 Scotiabank Second Quarter Report 2006

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

For the six months ended
	April 30	April 30
(Unaudited) ($ millions)	2006	2005

Preferred shares
Balance at beginning of period	$600	$300
Issued	—	300

Balance at end of period	600	600

Common shares and contributed surplus
Common shares:
Balance at beginning of period	3,316	3,228
Issued	65	73
Purchased for cancellation	(19)	(60)

Balance at end of period	3,362	3,241
Contributed surplus: Fair value of stock options	1	1

Total	3,363	3,242

Retained earnings
Balance at beginning of period	14,126	13,239
Net income	1,746	1,614
Dividends: Preferred	(15)	(8)
Common	(712)	(640)
Purchase of shares	(236)	(681)
Other	—	(7)

Balance at end of period	14,909	13,517

Cumulative foreign currency translation gains/(losses)
Balance at beginning of period	(1,961)	(1,783)
Net unrealized foreign exchange translation(1)	(497)	368

Balance at end of period	(2,458)	(1,415)

Total shareholders’ equity at end of period	$16,414	$15,944

(1)	Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $(775) (April 30, 2005 – $624) and gains/(losses) from related foreign exchange hedging activities of $278 (April 30, 2005 – $(256)).
The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank Second Quarter Report 2006 17

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the six months ended
Sources and (uses) of cash flows	April 30	April 30	April 30	April 30
(Unaudited) ($ millions)	2006	2005	2006	2005

Cash flows from operating activities
Net income	$894	$826	$1,746	$1,614
Adjustments to net income to determine cash flows	(38)	52	(81)	62
Net accrued interest receivable and payable	37	3	(60)	21
Trading securities	(7,165)	(3,156)	(9,331)	(6,314)
Trading derivatives’ market valuation, net	(1,606)	(899)	(493)	(1,239)
Other, net	(314)	(361)	(1,556)	667

	(8,192)	(3,535)	(9,775)	(5,189)

Cash flows from financing activities
Deposits	17,204	6,719	30,096	14,839
Obligations related to securities sold under repurchase agreements	5,825	(15)	5,001	4,902
Obligations related to securities sold short	444	1,078	(230)	927
Subordinated debentures redemptions/repayments	(300)	—	(300)	—
Capital stock issued	28	326	56	366
Capital stock redeemed/purchased for cancellation	(87)	(236)	(255)	(741)
Cash dividends paid	(363)	(322)	(727)	(648)
Other, net	453	122	896	327

	23,204	7,672	34,537	19,972

Cash flows from investing activities
Interest-bearing deposits with banks	(700)	34	(4,082)	(2,426)
Loans, excluding securitizations	(9,806)	(4,624)	(13,863)	(12,192)
Loan securitizations	698	638	1,132	1,227
Investment securities, net	(3,552)	3	(6,466)	(1,141)
Land, buildings and equipment, net of disposals	(54)	(4)	(102)	(62)
Other, net(1)	(1,759)	(24)	(1,759)	(24)

	(15,173)	(3,977)	(25,140)	(14,618)

Effect of exchange rate changes on cash and cash equivalents	(28)	16	(68)	51

Net change in cash and cash equivalents	(189)	176	(446)	216
Cash and cash equivalents at beginning of period	2,244	1,961	2,501	1,921

Cash and cash equivalents at end of period	$2,055	$2,137	$2,055	$2,137

Cash disbursements made for:
Interest	$2,422	$1,927	$4,749	$3,719
Income taxes	$293	$226	$567	$465

(1)	For the three and six months ended April 30, 2006, comprises investments in subsidiaries and the purchase of assets related to these investments, net of cash and cash equivalents at the date of acquisition of $137 (April 30, 2005 – nil).
The accompanying notes are an integral part of these interim consolidated financial statements.
18     Scotiabank Second Quarter Report 2006

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Interim Consolidated Financial Statements (Unaudited)
These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2005. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements. Certain comparative amounts have been reclassified to conform with the current period’s presentation.
1.	Future accounting changes:

The following summarizes future accounting policy changes that will be relevant to the Bank’s consolidated financial statements.

Financial instruments

The Canadian Institute of Chartered Accountants has issued three new standards: Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income. These will be effective for the Bank on November 1, 2006, and require the following:

Financial Instruments – Recognition and Measurement

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except the following, which will be carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, certain securities and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value in the Consolidated Balance Sheet.

Hedges

In a fair value hedge, the change in fair value of the hedging derivative will be offset in the Consolidated Statement of Income against the change in the fair value of the hedged item relating to the hedged risk. In a cash flow hedge, the change in fair value of the derivative to the extent effective will be recorded in other comprehensive income until the asset or liability being hedged affects the Consolidated Statement of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statement of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statement of Income.

Comprehensive Income

Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in a Statement of Other Comprehensive Income until recognized in the Consolidated Statement of Income. Other comprehensive income will form part of shareholders’ equity.

The transitional impact of these new standards is not yet determinable as it is dependent on the Bank’s outstanding positions, hedging strategies and market volatility at the time of transition.
Scotiabank Second Quarter Report 2006    19

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
2.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking and Scotia Capital. Results for these operating segments are presented in the Business line income tables on pages 10 to 13.

3.	Significant capital transactions

In the first quarter of 2006, the Bank initiated a new normal course issuer bid to purchase up to 50 million of the Bank’s common shares. This represents approximately 5 percent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2007, or the date the Bank completes its purchases. During the second quarter, the Bank purchased 1.9 million common shares at an average cost of $45.66. For the six months ended April 30, 2006, 5.6 million common shares were purchased at an average price of $45.80.

On February 8, 2006, the Bank redeemed all of its $300 million 7.4% subordinated debentures that were due to mature in 2011.

4.	Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on the sale of the mortgages resulting from these securitizations is recognized in securitization revenues in the Consolidated Statement of Income. No credit losses are expected, as the mortgages are insured. The following table summarizes the Bank’s sales.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2006	2006	2005	2006	2005

Net cash proceeds(1)	$698	$434	$638	$1,132	$1,227
Retained interest	22	11	21	33	35
Retained servicing liability	(6)	(2)	(4)	(8)	(8)

	714	443	655	1,157	1,254
Residential mortgages securitized	712	437	644	1,149	1,232

Net gain on sale	$2	$6	$11	$8	$22

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $246 for the three months ended April 30, 2006 (January 31, 2006 – $268; April 30, 2005 – $179), and $514 for the six months ended April 30, 2006 (April 30, 2005 – $704). These assets are classified as investment securities and have an outstanding balance of $1,628 as at April 30, 2006.
20    Scotiabank Second Quarter Report 2006

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
5.	Allowance for credit losses

The following table summarizes the change in the allowance for credit losses.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2006	2006	2005	2006	2005

Balance at beginning of period	$2,445	$2,475	$2,650	$2,475	$2,704
Write-offs	(120)	(131)	(153)	(251)	(302)
Recoveries	56	39	48	95	84
Provision for credit losses	35	75	35	110	109
Other, including foreign exchange adjustment(1)	301	(13)	19	288	4

Balance at the end of period(2)(3)	$2,717	$2,445	$2,599	$2,717	$2,599

(1)	As at April 30, 2006, includes $342 relating to acquisitions of new subsidiaries (January 31, 2006 – $7; April 30, 2005 – nil), which may change as the valuation of the acquired loan assets is finalized.

(2)	As at April 30, 2006, $11 (January 31, 2006 – $11; April 30, 2005 – $8) has been recorded in other liabilities.

(3)	As at April 30, 2006, the general allowance for credit losses was $1,330 (January 31, 2006 – $1,330; April 30, 2005 – $1,375).
6.	Employee future benefits

Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2006	2006	2005	2006	2005

Benefit expenses
Pension plans	$22	$24	$24	$46	$45
Other benefit plans	32	31	25	63	52

	$54	$55	$49	$109	$97

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
7.	Acquisitions

During the second quarter, the Bank completed the acquisitions of (i) the Canadian operations of the National Bank of Greece on February 3, 2006, (ii) Maple Trust Company on March 31, 2006, and (iii) two Peruvian banks, Banco Wiese Sudameris and Banco Sudamericano on March 9, 2006, with the intention to merge the banks and own approximately 78% of the combined entity. Prior to the latter transaction the Bank owned 35% of Banco Sudamericano.

The combined investment in these companies was approximately $700 million, which includes amounts invested directly in the acquired businesses. In addition to the purchase of Maple Trust Company, as part of the acquisition of the Canadian mortgage operations of Maple Financial Group Inc., the Bank purchased mortgages from the Group. The consolidation of these investments did not have a material effect on the consolidated financial results for this quarter.

For the two Canadian acquisitions, the estimated total goodwill of $148 million and other intangibles of $52 million have been recorded in the Consolidated Balance Sheet as at April 30, 2006. These amounts may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.

The Bank has not completed its assessment and valuation of the assets acquired and liabilities assumed for the Peruvian banks. As a result, the amount of the purchase price in excess of the carrying value of the assets and liabilities has not been fully allocated to the acquired assets and liabilities in the Consolidated Balance Sheet. The resultant goodwill and other intangible assets are not expected to be material to the Bank’s consolidated financial statements.
Scotiabank Second Quarter Report 2006    21

SHAREHOLDER & INVESTOR INFORMATION
Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the Transfer Agent.
Dividend dates for 2006
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3	January 27
April 4	April 26
July 4	July 27
October 3	October 27
Valuation Day Price
For Canadian income tax purpose, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1971 pool.
Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference call and Web broadcast
The quarterly results conference call will take place on May 29, 2006, at 3:45 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-814-3911 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail to investor.relations@scotiabank.com.
     A telephone replay of the conference call will be available from May 29, 2006, to June 12, 2006, by calling (416) 640-1917 and entering the identification code 21186784#. The archived audio webcast will be available on the Bank’s website for three months.
22    Scotiabank Second Quarter Report 2006

SHAREHOLDER & INVESTOR INFORMATION
Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s Transfer Agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401 U.S.A.
Telephone: 1-800-962-4284
For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux action-naires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.
The Bank of Nova Scotia is incorporated in Canada with limited liability.
Scotiabank Second Quarter Report 2006    23

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